

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

<u>Via Secure E-mail</u>
Gloria Nelund
Chairman and Chief Executive Officer
TriLinc Global Impact Fund, LLC
1230 Rosecrans Ave., Suite 605
Manhattan Beach, CA 90266

> **Re: TriLinc Global Impact Fund, LLC**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted October 22, 2012**
> **CIK No. 0001550453**

Dear Ms. Nelund:

Our preliminary review of your amended confidential draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the form. For example, it appears your filing should include updated interim financial statements for the most recent quarterly period pursuant to Rule 3-01 of Regulation S-X. For this reason, we will not perform a detailed examination of the confidential draft registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain material deficiencies.

You may submit a substantive amendment to correct the deficiencies. If you have any questions, please contact the undersigned at (202) 551-3492.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant